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                                                                 Exhibit (a)(13)

Contact:
Bob Gordon, CA

Doug Robinson, Investor Relations
(516) 342-2391
(516) 342-2745
bobg@cai.com
dougr@cai.com


              HEARING EXPEDITED ON COMPUTER ASSOCIATES' TAKEOVER OF CSC

                Nevada Court Sets March 16 Hearing To Rule On Legality
                      Of Anti-Takeover Measures Adopted By CSC

ISLANDIA, N.Y., February 27, 1998--The United States District Court for the District of late yesterday granted Computer Associates' motion, which was vigorously opposed by Computer Sciences Corporation, for an expedited hearing to declare illegal anti-takeover recently adopted by CSC. The ruling stated that, "because a material delay carries the of impeding the tender offer, the court concludes that an expedited disposition of the is warranted."

     Based upon that hearing, scheduled for March 16, the Court will decide CA's claims that to CSC's bylaws strip away the rights of CSC shareholders to remove the board directors and to consider its $9 billion all-cash offer. The Court will also decide CSC rights to remove and replace CSC directors who oppose CA's offer.

     Last night, CSC issued a misleading press release headlining one minor issue which has nothing do with whether the anti-takeover issues are illegal. The CSC press release ignored the main import of the Court's ruling, which was to grant an expedited hearing to address the legality of CSC's recently adopted anti-takeover measures.

     In fact, the Court referred all discovery on that ancillary point to a magistrate judge while an immediate hearing on the legality of the amendments. The Court rejected CSC's request that no hearing take place before mid-June and refused to delay consideration of the legality of CSC's response until CSC took discovery.

     Computer Associates is pleased with the Court's decision to hear its claims promptly and is confident that the rights of the CSC shareholders will be restored.

     Computer Associates International, Inc. (NYSE: CA), with headquarters in Islandia, N.Y., is the world leader in mission-critical business software. The company develops, licenses and supports more than 500 integrated products that include enterprise


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computing and information management, application development, manufacturing and financial applications. CA has over 11,000 people in 160 offices in 43 countries and had revenue of $4.5 billion in calendar year 1997. CA can be reached by visiting http://www.cai.com on the World Wide Web, emailing info@cai.com, or calling 1-516-342-5224.

     Computer Associates and the Computer Associates Nominees are participants in the of consents, proxies and agent designations from Computer Sciences Corporation shareholders. The Computer Associates nominees are Charles B. Wang, Sanjay Kumar, Artzt, Peter A. Schwartz, Steven M. Woghin, Charles P. McWade, Ira Zar, Michael A., David Kaplan, Robert Toth, Richard Chiarello, Lisa Savino, Gary Quinn, Abraham and Douglas Robinson. None of the Computer Associates Nominees will receive additional compensation for their participation in this solicitation.

     Computer Associates own, through a wholly owned subsidiary, 170,000 shares of common stock of Computer Sciences Corporation. None of the Computer Associates Nominees owns any shares of Computer Sciences common stock.

     Computer Associates has also retained Bear, Stearns & Co. Inc. and its affiliates ("Bear Stearns") to provide certain financial advisory services to Computer Associates. Bear Stearns is acting as Dealer Manager in connection with the Offer and as financial advisor to Computer Associates and CAI Computer Services Corp., a wholly owned subsidiary of Computer Associates, in connection with the proposed acquisition of the Company, but Bear Stearns has not been retained to specifically assist in this solicitation. Computer Associates is obligated to pay to Bear Stearns, if, as more fully described in the engagement letter relating to Bear Stearns' engagement, during the term of the engagement or within 12 months thereafter Computer Associates acquires the Company or more than 50% of its outstanding voting securities, a fee of $5 million and a fee of $1 million (which will be credited against such $5 million fee) if Computer Associates requests Bear Stearns to render a customary fairness opinion. Bear Stearns is also entitled to act as sole lead underwriter, placement agent and financial advisor in connection with certain debt and equity financings (and certain refinancings) and certain asset sales for a specified period following the acquisition and to receive fees in connection therewith. In addition, Computer Associates has agreed to reimburse Bear Stearns for its reasonable expenses, including reasonable fees and disbursements of its counsel, incurred in rendering its services under its engagement agreement with Computer Associates and has agreed to indemnify Bear Stearns against certain liabilities and expenses in connection with the Offer and the Proposed Merger, including certain liabilities under the federal securities laws.

     Bear Stearns from time to time renders various investment banking services to Computer Associates and its affiliates for which it is paid customary fees.


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     In connection with Bear Stearns' engagement as financial advisor, Computer
Associates anticipates that Michael J. Urfirer, Senior Managing Director of Bear Stearns, Lisa M. Price, Senior Managing Director of Bear Stearns and Barry J. Cohen, Senior Managing Director of Bear Stearns, none of whom will receive additional compensation for such solicitation, may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are shareholders for the purpose of assisting in this solicitation. Bear Stearns will not receive any fee for, or in connection with, such solicitation activities by its employees apart from the fees it is otherwise entitled to receive as described above. None of the above-named employees of Bear Stearns owns any shares of Computer Sciences Corporation common stock.